Earnings Press Release

Exhibit 99.1

For Immediate Release

TFI International Announces 2024 Third Quarter Results

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Third quarter operating income of $203.3 million increased from $200.6 million the same quarter last year, primarily from contributions from business acquisitions offset by weaker market conditions and higher net gains on sale of assets held for sale in the prior year period.
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Third quarter net income of $128.0 million compared to $133.3 million in Q3 2023, while adjusted net income1 of $136.6 million increased from $136.0 million.
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Third quarter diluted earnings per share (diluted “EPS”) of $1.50 compared to $1.54 in Q3 2023, while adjusted diluted EPS1 of $1.60 increased from $1.57.
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Third quarter net cash from operating activities of $351.1 million increased from $278.7 million in Q3 2023 and free cash flow1 of $272.5 million increased from $198.3 million, used in part to repay over $130 million of debt.
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The Board of Directors approved today a $0.45 quarterly dividend, an increase of 13%.

Montreal, Quebec, October 21, 2024 – TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, today announced its results for the third quarter ended September 30, 2024. All amounts are shown in U.S. dollars.

“Despite soft market conditions, TFI International performed well during quarter, generating more than $350 million of net cash from operating activities and over $270 million of free cash flow, up 26% and 37%, respectively, over the year-ago period,” said Alain Bédard, Chairman, President and Chief Executive Officer. “While business conditions for US LTL are challenging, our Logistics segment performed very well, and both our Truckload and Canadian LTL operations have remained solid. We were also able to reduce debt during the quarter, reducing our leverage ratio. In the current freight environment, our talented team remains focused on operational enhancements and tapping into the potential of recent acquisitions, while our overarching focus on free cash flow allows us to opportunistically invest during weaker cycles and return significant capital to shareholders while maintaining a strong balance sheet.”

THIRD QUARTER RESULTS

Financial highlights	Three months ended		Nine months ended
		September 30		September 30
(in millions of U.S. dollars, except per share data)	2024	2023	2024	2023
Total revenue	2,184.6	1,911.0	6,319.9	5,552.5
Revenue before fuel surcharge	1,905.3	1,632.9	5,478.0	4,742.8
Adjusted EBITDA[1]	357.2	302.5	1,005.7	867.0
Operating income	203.3	200.6	563.0	559.4
Net cash from operating activities	351.1	278.7	800.3	711.3
Net income	128.0	133.3	338.6	373.5
EPS - diluted ($)	1.50	1.54	3.97	4.28
Adjusted net income[1]	136.6	136.0	387.7	391.4
Adjusted EPS - diluted¹ ($)	1.60	1.57	4.55	4.48
Weighted average number of shares ('000s)	84,609	85,849	84,528	86,186
Weighted average number of diluted shares ('000s)	85,123	86,582	85,222	87,330
Number of share outstanding - end of period ('000s)	84,635	85,932	84,635	85,932
[1] This is a non-IFRS measure. For a reconciliation, please refer to the “Non-IFRS Financial Measures” section below.

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Earnings Press Release

Total revenue of $2.18 billion increased from $1.91 billion in the prior year period and revenue before fuel surcharge of $1.91 billion increased from $1.63 billion. The increase is due to contributions from acquisitions partially offset by a reduction of volumes due to a continued weaker transportation environment and a reduction in fuel surcharge revenue.

Operating income of $203.3 million increased from $200.6 million in the prior year period. The increase in operating income is from business acquisitions and is partially offset by lower volumes and $15.3 million less gain, net of impairment, on sale of assets held for sale.

Net income of $128.0 million compared to $133.3 million in the prior year period, and net income of $1.50 per diluted share compared to $1.54 in the prior year period. Net income included an increase in interest expense of $21.6 million related to the financing of the Daseke acquisition. Adjusted net income, a non-IFRS measure, was $136.6 million, or $1.60 per diluted share, up from $136.0 million, or $1.57 per diluted share, the prior year period.

Total revenue increased 74% in the Truckload segment relative to the prior year period, primarily from the acquisition of Daseke, increased 2% for Logistics and decreased by 9% for Less-Than-Truckload. Operating income increased 44% for Truckload and 19% for Logistics, and decreased 24% for Less-Than-Truckload in the third quarter compared to the prior year.

NINE-MONTH RESULTS

Total revenue of $6.32 billion increased from $5.55 billion in the prior year period and revenue before fuel surcharge of $5.48 billion increased from $4.74 billion. The increase is due to contributions from acquisitions partially offset by a reduction of volumes due to a continued weaker transportation environment and a reduction in fuel surcharge revenue.

Operating income of $563.0 million increased from $559.4 million in the prior year period. The increase in operating income is from business acquisitions and is partially offset by lower volumes and a $19.7 million restructuring charge related to the acquisition of Daseke recorded in the Corporate segment and $21.4 million higher gains, net of impairment, on sale of assets held for sale in the prior year period.

Net income of $338.6 million compared to $373.5 million in the prior year period, and net income of $3.97 per diluted share compared to $4.28 in the prior year period. Net income included an increase in interest expense of $56.1 million primarily related to the financing of the Daseke acquisition. Adjusted net income, a non-IFRS measure, was $387.7 million, or $4.55 per diluted share, compared to $391.4 million, or $4.48 per diluted share, the prior year period.

Total revenue increased relative to the prior year period with increases of 48% for Truckload, primarily from the acquisition of Daseke, and 17% for Logistics, and a decrease of 4% for Less-Than-Truckload. Operating income increased 6% for Truckload and 32% for Logistics, and decreased 9% for Less-Than-Truckload in the third quarter compared to the prior year.

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Earnings Press Release

SEGMENTED RESULTS
(in million of U.S. dollars)	Three months ended September 30				Nine months ended September 30
	2024		2023		2024		2023
	$		$		$		$
Revenue before fuel surcharge
Less-Than-Truckload*	770.8		828.8		2,348.4		2,419.0
Truckload	722.9		401.5		1,858.3		1,226.3
Logistics	426.5		416.2		1,310.8		1,133.2
Eliminations	(14.8)		(13.6)		(39.6)		(35.8)
	1,905.3		1,632.9		5,478.0		4,742.8
	$	% of Rev.[1]	$	% of Rev.[1]	$	% of Rev.[1]	$	% of Rev.[1]
Operating income (loss)
Less-Than-Truckload*	96.0	12.5%	125.6	15.2%	290.9	12.4%	318.6	13.2%
Truckload	72.2	10.0%	50.1	12.5%	197.0	10.6%	186.7	15.2%
Logistics	48.7	11.4%	40.9	9.8%	139.5	10.6%	105.5	9.3%
Corporate	(13.6)		(15.9)		(64.4)		(51.4)
	203.3	10.7%	200.6	12.3%	563.0	10.3%	559.4	11.8%
Note: due to rounding, totals may differ slightly from the sum.
[1] Revenue before fuel surcharge

* In the second quarter of fiscal 2024, it was determined that Package and Courier operating segment should be aggregated with the Canadian Less-Than-Truckload and U.S. Less-Than-Truckload operating segments, forming the Less-Than-Truckload reportable segment. Comparative information for Less-Than-Truckload reportable segment has been recast to be consistent with current reportable segments.

CASH FLOW

Net cash flow from operating activities was $351.1 million during Q3, an increase from $278.7 million the prior year. This increase was due primarily to an increase in depreciation and amortization of $39.6 million and an increase in non-cash working capital of $35.1 million.

Net cash from investing activities increased by $470.0 million as a result of a decrease in spending on business acquisitions of $472.6 million.

The Company returned $33.9 million to shareholders during the quarter through dividends and repaid $130.2 million of debt during the quarter.

DIVIDEND AND SHARE REPURCHASE

On September 16, 2024, the Board of Directors of TFI International declared a quarterly dividend of $0.40 per outstanding common share paid on October 15, 2024, representing a 14% increase over the $0.35 quarterly dividend declared in Q3 2023. The annualized dividend represents 16.8% of the trailing twelve month free cash flow1.

On October 21, 2024, the Board of Directors approved a quarterly dividend of $0.45 per outstanding common share of the Company’s capital, for an expected aggregate payment of $38.1 million to be paid on January 15, 2025, to shareholders of record at the close of business on December 31, 2024.

The Board of Directors today approved the renewal of TFI International’s normal course issuer bid (“NCIB”). Under the renewed NCIB, the Company may purchase for cancellation a maximum of 7,918,103 common shares from November 2, 2024 to November 1, 2025. The renewed NCIB is subject to approval of the Toronto Stock Exchange.

WEBCAST DETAILS

TFI International will host a webcast on Tuesday October 22, 2024 at 8:30 a.m. Eastern Time to discuss these results. Interested parties can join the webcast or access the replay of the webcast via the link accessible on the TFI website under the Presentations and Reports section.

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Earnings Press Release

ABOUT TFI INTERNATIONAL

TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States, Canada and Mexico through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

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Less-Than-Truckload;
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Truckload;
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Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under symbol TFII. For more information, visit www.tfiintl.com.

FORWARD-LOOKING STATEMENTS

The Company may make statements in this report that reflect its current expectations regarding future results of operations, performance and achievements. These are “forward-looking” statements and reflect management’s current beliefs. They are based on information currently available to management. Words such as “may”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, “to its knowledge”, “could”, “design”, “forecast”, “goal”, “hope”, “intend”, “likely”, “predict”, “project”, “seek”, “should”, “target”, “will”, “would” or “continue” and words and expressions of similar import are intended to identify these forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected.

The Company wishes to caution readers not to place undue reliance on any forward-looking statements which reference issues only as of the date made. The following important factors could cause the Company’s actual financial performance to differ materially from that expressed in any forward-looking statement: the highly competitive market conditions, the Company’s ability to recruit, train and retain qualified drivers, fuel price variations and the Company’s ability to recover these costs from its customers, foreign currency fluctuations, the impact of environmental standards and regulations, changes in governmental regulations applicable to the Company’s operations, adverse weather conditions, accidents, the market for used equipment, changes in interest rates, cost of liability insurance coverage, downturns in general economic conditions affecting the Company and its customers, credit market liquidity, and the Company’s ability to identify, negotiate, consummate, and successfully integrate acquisitions. In addition, any material weaknesses in internal control over financial reporting that are identified, and the cost of remediation of any such material weakness and any other control deficiencies, may have adverse effects on the Company and impact future results.

The foregoing list should not be construed as exhaustive, and the Company disclaims any subsequent obligation to revise or update any previously made forward-looking statements unless required to do so by applicable securities laws. Unanticipated events are likely to occur. Readers should also refer to the section “Risks and Uncertainties” at the end of the 2024 Q3 MD&A for additional information on risk factors and other events that are not within the Company’s control. The Company’s future financial and operating results may fluctuate as a result of these and other risk factors.

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Earnings Press Release

NON-IFRS FINANCIAL MEASURES

This press release includes references to certain non-IFRS financial measures as described below. These non-IFRS measures do not have any standardized meanings prescribed by International Financial Reporting Standards as issued by the international Accounting Standards Board (IASB) and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation, in addition to, nor as a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. The terms and definitions of the non-IFRS measures used in this press release and a reconciliation of each non-IFRS measure to the most directly comparable IFRS measure are provided in the exhibits.

Adjusted EBITDA:

Adjusted EBITDA is calculated as net income before finance income and costs, income tax expense, depreciation, amortization, impairment of intangible assets, bargain purchase gain, restructuring from business acquisitions, and gain or loss on sale of land and buildings, assets held for sale, sale of business, and gain or loss on disposal of intangible assets. Management believes adjusted EBITDA to be a useful supplemental measure. Adjusted EBITDA is provided to assist in determining the ability of the Company to assess its performance.

Adjusted EBITDA	Three months ended September 30		Nine months ended September 30
(unaudited, in millions of U.S. dollars)	2024	2023	2024	2023
Net income	128.0	133.3	338.6	373.5
Net finance costs	40.0	21.7	114.8	57.6
Income tax expense	35.3	45.5	109.6	128.3
Depreciation of property and equipment	90.0	64.4	241.9	185.8
Depreciation of right-of-use assets	44.9	33.8	126.0	97.2
Amortization of intangible assets	18.8	15.9	55.3	43.3
Loss on sale of business	-	3.0	-	3.0
Restructuring from business acquisitions	-	-	19.7	-
(Gain) loss, net of impairment, on sale of land
and buildings and assets held for sale	0.2	(15.2)	(0.3)	(21.7)
Adjusted EBITDA	357.2	302.5	1,005.7	867.0
Note: due to rounding, totals may differ slightly from the sum.

Adjusted net income and adjusted earnings per share (adjusted “EPS”), basic or diluted

Adjusted net income is calculated as net income excluding amortization of intangible assets related to business acquisitions, net change in the fair value and accretion expense of contingent considerations, net change in the fair value of derivatives, net foreign exchange gain or loss, impairment of intangible assets, bargain purchase gain, restructuring from business acquisitions, gain or loss on sale of land and buildings and assets held for sale, impairment on assets held for sale, gain or loss on the sale of business and directly attributable expenses due to the disposal of the business. Adjusted earnings per share, basic or diluted, is calculated as adjusted net income divided by the weighted average number of common shares, basic or diluted. The Company uses adjusted net income and adjusted earnings per share to measure its performance from one period to the next, without the variation caused by the impact of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

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Earnings Press Release

Adjusted net income	Three months ended September 30		Nine months ended September 30
(unaudited, in millions of U.S. dollars, except per share data)	2024	2023	2024	2023
Net income	128.0	133.3	338.6	373.5
Amortization of intangible assets related to business acquisitions	17.5	13.1	50.5	40.6
Net change in fair value and accretion expense of contingent considerations	(6.1)	(0.3)	(6.1)	0.1
Net foreign exchange loss	0.3	1.9	3.1	1.1
Loss on sale of business and direct attributable costs	-	3.0	-	3.0
Restructuring from business acquisitions	-	-	19.7	-
(Gain) loss, net of impairment, on sale of land and buildings
and assets held for sale	0.2	(15.1)	(0.3)	(21.6)
Tax impact of adjustments	(3.2)	0.1	(17.9)	(5.3)
Adjusted net income	136.6	136.0	387.7	391.4
Adjusted earnings per share - basic	1.61	1.58	4.59	4.54
Adjusted earnings per share - diluted	1.60	1.57	4.55	4.48
Note: due to rounding, totals may differ slightly from the sum.

Free cash flow:

Net cash from operating activities less additions to property and equipment plus proceeds from sale of property and equipment and assets held for sale. Management believes that this measure provides a benchmark to evaluate the performance of the Company in regard to its ability to meet capital requirements.

Free cash flow	Three months ended September 30		Nine months ended September 30
(unaudited, in millions of U.S. dollars)	2024	2023	2024	2023
Net cash from operating activities	351.1	278.7	800.3	711.3
Additions to property and equipment	(123.7)	(120.5)	(320.1)	(280.9)
Proceeds from sale of property and equipment	17.2	17.5	49.5	61.6
Proceeds from sale of assets held for sale	28.0	22.7	31.4	40.1
Free cash flow	272.5	198.3	561.1	532.1

Note to readers: Unaudited condensed consolidated interim financial statements and Management’s Discussion & Analysis are available on TFI International’s website at www.tfiintl.com.

For further information:

Alain Bédard

Chairman, President and CEO

TFI International Inc.

647-729-4079

abedard@tfiintl.com

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